

Mail Stop 4631

November 23, 2009

via U.S. mail and facsimile

R. Jeffrey Bailly, President
UFP Technologies, Inc.
172 East Main Street
Georgetown, Massachusetts 01833-2107

> **RE: UFP Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 27, 2009**
> **File No. 1-12648**

Dear Mr. Bailly:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 20

1. We note your disclosure that the entire $17 million under the revolving credit facility may not be available for you to borrow based on your accounts receivable and

inventory levels. In future filings, please disclose the amount available for you to borrow under the revolving credit facility without violating any of the terms of the agreement to allow investors to better assess your ability to meet your liquidity needs in the future.

Critical Accounting Policies, page 22

Goodwill, page 23

2. We note that your goodwill balance as of December 31, 2008 and September 30, 2009, is material to the corresponding total assets and total stockholders' equity. In future filings, please provide a description of the methodology used to estimate the fair value of your reporting units. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following additional disclosures for each of these reporting units in future filings:

- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
- The amount of goodwill.
- A description of the assumptions that drive the estimated fair value.
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

(1) Summary of Significant Accounting Policies, page F-8

(q) Research and Development, page F-13

3. In future filings, please disclose the total research and development costs charged to expense for each period your consolidated statements of operations is presented. Refer to paragraph 13 of SFAS 2 (ASC 730-10-50-1) for guidance. Please also refer to your response to comment 1 in your letter dated July 10, 2007.

(19) Plant Consolidation, page F-28

4. In future filings, please disclose whether you have realized the anticipated savings of
    $1.2 million from the plant consolidation in subsequent periods either in your
    footnote disclosure or within your results of operations discussion and analysis within
    MD&A. If the anticipated savings are not achieved as expected or are achieved in
    periods other than as expected, please disclose as such, the reasons for the differences
    and the likely effects on future operating results and liquidity. Refer to SAB Topic
    5:P.4 (ASC 420-10-S99-2) for guidance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

5. In future filings, please revise your presentation of operating activities using the
    indirect method to arrive at cash flows from operating activities to begin with net
    income instead of net income attributable to UFP Technologies, Inc. Refer to ASC
    230-10-45-28 (paragraph 28 of SFAS 95) for guidance. In this regard, please note
    that the definition of net income has been revised. Refer to ASC 810-10-45-19 and
    20 (paragraphs 29-30 of Appendix A to SFAS 160) for additional guidance.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Overview, page 17

6. We note your disclosure that your largest customer, Recticel Interiors North America,
    filed for bankruptcy protection pursuant to Chapter 11. In future filings, please
    disclose the amount of accounts receivable, net recognized on your most recent
    balance sheet that is at-risk for non-payment by Recticel Interiors North America.
    Please also disclose the amount of revenue recognized for each period presented from
    Recticel Interiors North America on a consolidated basis and at the reportable
    segment level to allow investors to understand the potential impact to your
    consolidated and reportable segment operating results, if Recticel Interiors North
    America discontinues or limits its orders from you going forward. Finally, please
    discuss the actions management is taking to address the potential impact to your
    operating results. In this regard, we note your general disclosure that you do not
    believe the impact will be material to your automotive business.

Item 4: Controls and Procedures, page 21

7. In future filings, please refer to Exchange Act Rules 13a-15(e) or 15d-15(e) rather
    than SEC Rule 13a-15(c) or 15d-15(c) for the definition of disclosure controls and
    procedures. Refer to your Section 302 certifications.

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As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter on EDGAR that keys
your responses to our comments and provides any requested information. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws
  of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief